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                             December 7, 2021

       Edgard Maroun
       Chief Executive Officer
       Anghami Inc
       16th Floor, Al-Khatem Tower, WeWork Hub71
       Abu Dhabi Global Market Square
       Al Maryah Island, Abu Dhabi

                                                        Re: Anghami Inc.
                                                            Amendment No. 2 to
Registration Statement filed on Form F-4
                                                            Filed November 23,
2021
                                                            Amendment No. 3 to
Registration Statement filed on Form F-4
                                                            Filed December 3,
2021
                                                            File No. 333-260234

       Dear Mr. Maroun:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 12, 2021 letter.

       Amendment No.2 to the Registration Statement filed on Form F-4

       The Business Combination
       Certain Unaudited Prospective Financial Information of Anghami, page 112

   1. We note your revised disclosure in response to prior comment 2. Please revise to clarify how you determined the
specific customer acquisition costs used in your projections through 2025. In
addition to describing the factors you considered, describe how the specific quantitative
amounts were determined.
 Edgard Maroun
Anghami Inc
December 7, 2021
Page 2
2. Your response to prior comment 3 indicates that your forecasted churn rates and conversion rates are based on increased marketing spending and original content. Please revise your disclosure to clarify more specifically how you determined these rates. That is, how you determined that the expected increases in marketing and original content will result in the specific churn rates and conversion rates that you assume in your projections.

Amendment No. 3 to Registration Statement on Form F-4

Item 21. Exhibits and Financial Statement Schedules
Exhibit 8.1, page II-1

3.    We note that in your opinion you    express no opinion    as to whether
the Merger qualifies
      as a reorganization within the meaning of Section 368(a) of the Code or as to whether gain will be recognized by U.S. Holders of Pubco Securities under Section 367(a) of the Code.
      Such a carve-out is not appropriate. Please revise to opine on the material federal tax consequences to investors of the Merger. If there is significant doubt about the tax
      consequences, counsel may issue a    should    or    more likely than not
   opinion to make
      clear that the opinion is subject to a degree of uncertainty. For guidance, refer to Sections
      III.B.2, III.C.2, and III.C4 of Staff Legal Bulletin No. 19 (Oct. 14,
2011).
       You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew
Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at
(202) 551-3453
with any other questions.



                                                            Sincerely,
FirstName LastNameEdgard Maroun
                                                            Division of
Corporation Finance
Comapany NameAnghami Inc
                                                            Office of
Technology
December 7, 2021 Page 2
cc:       Blake Redwine
FirstName LastName